May 10, 2006

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Center Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File No. 2-81353

Dear Ms. Sweeney:

Center Bancorp, Inc. (the “Company”) is in receipt of your letter to the Company dated April 26, 2006. The Company has set forth below the SEC comment verbatim, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibit 13.1

Management’s Discussion and Analysis

Allowance for Loan Losses and Related Provision, page 28

SEC Comment #1. We note your allowance for loan losses increased approximately $1.2 million during 2005 due to addition of Red Oak Bank’s allowance for loan losses. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.

Company Response:   Upon consummation of the Red Oak Bank merger, Red Oak Bank’s loan portfolio consisted of the following:

Loan Category	Amount	Percentage of Red Oak Bank’s Total Loans
Commercial Loans	$12,067,436	13.73%
Commercial Mortgages	$32,091,043	36.50%
Residential Mortgages	$10,820,668	12.31%
Home Equity	$32,778,147	37.28%
Consumer	$155,417.18%

Statement of Position 03-03 (SOP) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations.  The SOP prohibits the "carrying over" or creation of a valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of the SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination.

Upon acquisition of the Red Oak Bank loan portfolio, we evaluated the differences between the contractual cash flows and the expected cash flows for those loans which were deemed to be in the scope of this SOP.  In the aggregate, the difference between the contractual and expected cash flows on those loans was determined to be insignificant, and therefore the entire $1.2 million Red Oak Bank allowance for loan losses was carried over in its entirety.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please feel free to contact the undersigned at 908-688-9500 or our counsel, Peter Ehrenberg, at 973-597-2350.

Very truly yours, CENTER BANCORP, INC.

By:	/s/ Anthony C. Weagley
Anthony C. Weagley
Chief Financial Officer

cc:	Ms. Sharon Blume, Staff Accountant Peter H. Ehrenberg, ESQ John J. Davis, President and CEO